EXHIBIT 99.1

Precision Drilling Reports 2023 Fourth Quarter and Year-End Unaudited Financial Results

CALGARY, Alberta, Feb. 06, 2024 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on acquisition, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces strong 2023 fourth quarter results plus 2024 capital budget and shareholder return targets:

  Revenue and Adjusted EBITDA(1) were $507 million and $151 million, respectively, as compared with $511 million and $91 million in 2022.
  Net earnings were $147 million ($10.42 per share) as compared with $3 million ($0.27 per share) in 2022. Our 2023 results included the following non-recurring items:
    transaction costs and severance of $6 million;
    non-cash charge of $10 million from the decommissioning of 27 drilling rigs;
    $26 million gain from our acquisition of CWC Energy Services Corp. (CWC); and
    an income tax recovery of $69 million, as we recognized a deferred income tax asset of $73 million related to the expected future use of certain Canadian operating losses.
  Our fourth quarter Adjusted EBITDA of $151 million included share-based compensation of $13 million and $6 million of transaction costs and severance. In comparison, our 2022 Adjusted EBITDA of $91 million included $75 million of share-based compensation and nil transaction costs and severance.
  Grew fourth quarter revenue per utilization day 16% in Canada to $34,616 and 10% in the U.S. to US$34,452 as compared with 2022.
  Internationally, we activated an additional rig in the fourth quarter and have a total of eight active rigs working in the Middle East on term contracts. In 2024, we expect our average active international rig count to increase approximately 40% as compared with 2023.
  Completion and Production Services generated fourth quarter revenue of $62 million and Adjusted EBITDA of $12 million, both comparable to the same period last year.
  We completed our acquisition of CWC and have realized approximately $12 million of our anticipated annualized synergies of $20 million.
  Our fourth quarter cash provided by operations of $170 million helped fund capital expenditures of $79 million, debt repayment of $87 million, which included the full repayment of CWC’s $51 million syndicated loan, and share repurchases of $17 million.
  Continued to strengthen our financial position, ending the year with $54 million of cash, a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times, and more than $600 million of available liquidity.
  For the year ended December 31, 2023, we achieved our annual debt reduction and return of shareholder capital targets, reducing debt by $152 million and repurchasing $30 million of common shares.
  Based on our current free cash flow outlook, we expect to reduce debt by $150 million to $200 million in 2024 and allocate 25% to 35% of free cash flow before debt repayments toward share repurchases.
  Our 2024 capital budget is $195 million, which is lower than the $227 million invested in 2023.

(1)     See “FINANCIAL MEASURES AND RATIOS”.

Precision’s President and CEO, Kevin Neveu, stated:

"Precision continued to deliver strong results in the fourth quarter, generating revenue of $507 million, Adjusted EBITDA of $151 million and net earnings of $147 million. This concluded one of our most profitable years in the past decade and allowed us to exceed our cash flow expectations. During the year, we not only met our debt reduction and shareholder capital return targets but also funded two accretive acquisitions. Our High Performance, High Value strategy along with our Super Series rigs, AlphaTM technologies, and EverGreenTM suite of environmental solutions continue to differentiate our services.

“We are pleased with the broad market acceptance of our AlphaTM technologies with 75% of our Super Triple drilling days during 2023 including AlphaAutomationTM and several AlphaAppsTM. Our customers see the benefits of predictable and repeatable drilling performance and the inherent efficiencies this creates on pad drilling projects. Our EverGreenTM suite of environmental solutions including Battery Energy Storage Systems (BESS), grid power connections, diesel fuel emission and reduction systems, and low-emission location lighting solutions has also gained widespread adoption, with approximately 65% of our Super Triple fleet employing one or more of these solutions. We believe both our AlphaTM and EverGreenTM product lines will continue to drive market share gains and deliver strong financial returns for Precision on these investments.

"Precision’s Canadian drilling business in 2023 displayed high utilization, expanded profitability and deeper relationships with our customers. We completed several customer requested upgrades to our fleet and secured multiple term contracts throughout the year, averaging 23 in the fourth quarter, a 44% increase over the fourth quarter of 2022. We currently have 80 rigs active, which exceeds our highest rig count in 2023. We expect demand to remain firm through the winter drilling season and ramp up after spring breakup as the Trans Mountain pipeline expansion becomes operational and Coastal GasLink begins to support LNG Canada start-up activities. This additional takeaway capacity is expected to continue to drive demand for our Super Triples and pad-capable Super Singles, which we expect to be in high demand for the balance of 2024 and beyond.

"In the U.S., industry drilling activity in 2023 was impacted by weak natural gas prices, oil price volatility, and merger and acquisition activity, resulting in a 21% decline in the active rig count year over year. Since mid-2023 Precision’s active rig count has remained steady near the low-40s. We continue to sign contracts with customers and based on recent conversations, we expect activity to begin to increase later in the second quarter.

"Internationally, we recertified and reactivated four Kuwait rigs in 2023 and now have eight active rigs working in the Kingdom of Saudi Arabia and Kuwait. With these additional rigs, we expect our activity to increase approximately 40% year over year and provide predictable future cash flow as the majority of these rigs are under five-year term contracts that extend into 2027 and 2028. We continue to explore opportunities to deploy our remaining idle rigs in the region.

"Precision's Completion and Production Services segment generated $51 million of Adjusted EBITDA during the year, representing a 34% increase over the prior year, driven by an 18% increase in activity from Precision well servicing. With strong Canadian fundamentals, the timely acquisition of CWC in late-2023 is proving to be highly successful. We have fully integrated operations and have realized approximately $12 million of the expected $20 million in annual synergies. With the acquisitions of CWC in 2023 and High Arctic's well servicing assets in 2022, Precision has solidified its position as the premier well service provider in Canada and transformed this portion of our business into a meaningful contributor to Precision’s free cash flow.

"I am proud of our accomplishments in 2023. We successfully delivered on our three strategic priorities: generated significant free cash flow; strengthened our financial position by reducing our debt by $152 million; and increased direct returns to shareholders by allocating 15% of our free cash flow to share repurchases. In 2024, we plan to increase our direct shareholder capital return program by allocating 25% to 35% of our free cash flow, before debt repayments, to share repurchases. Our focus on our debt reduction strategy remains firmly in place and in 2024, we plan to reduce debt by another $150 million to $200 million. This positions us to achieve our sustained Net Debt to Adjusted EBITDA ratio target of below 1.0 times by the end of 2025 and meet our long-term debt reduction target of $500 million between 2022 and 2025. As of December 31, 2023, we have repaid $258 million of this $500 million target.

“Looking ahead, we expect sustained free cash flow to be a feature of the business and will continue to assess the best route to drive shareholder returns. We currently believe this will be a function of increasing direct capital returns to shareholders while continuing to strengthen the balance sheet. As a result, we plan to reduce debt another $100 million by the end of 2026 and continue to move our direct shareholder capital returns towards 50% of free cash flow.

"I would like to thank our employees for their dedication and our shareholders for their support. With constructive long-term fundamentals for energy, combined with our High Performance, High Value strategy, I am confident we will continue to drive shareholder value," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

Financial Highlights (Unaudited)

(Stated in thousands of Canadian dollars,	For the three months ended December 31,			For the year ended December 31,
except per share amounts)	2023	2022	% Change	2023	2022	% Change
Revenue	506,871	510,504	(0.7)	1,937,854	1,617,194	19.8
Adjusted EBITDA(1)	151,231	91,090	66.0	611,118	311,605	96.1
Net earnings (loss)	146,722	3,483	4,112.5	289,244	(34,293)	(943.4)
Cash provided by operations	170,255	159,082	7.0	500,571	237,104	111.1
Funds provided by operations(1)	145,189	111,339	30.4	533,409	282,994	88.5

Cash used in investing activities	57,627	45,579	26.4	214,784	144,415	48.7
Capital spending by spend category(1)
Expansion and upgrade	24,459	12,699	92.6	63,898	63,305	0.9
Maintenance and infrastructure	54,388	44,610	21.9	162,851	120,945	34.6
Proceeds on sale	(3,117)	(5,165)	(39.7)	(23,841)	(37,198)	(35.9)
Net capital spending(1)	75,730	52,144	45.2	202,908	147,052	38.0

Net earnings (loss) per share:
Basic	10.42	0.27	3,759.3	21.03	(2.53)	(931.2)
Diluted	9.81	0.27	3,533.3	19.53	(2.53)	(871.9)

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2023	2022	% Change	2023	2022	% Change
Contract drilling rig fleet	214	225	(4.9)	214	225	(4.9)
Drilling rig utilization days:
U.S.	4,138	5,482	(24.5)	17,961	20,396	(11.9)
Canada	5,909	6,058	(2.5)	21,156	20,519	3.1
International	693	552	25.5	2,132	2,190	(2.6)
Revenue per utilization day:
U.S.(US$)	34,452	31,242	10.3	35,040	27,309	28.3
Canada(Cdn$)	34,616	29,886	15.8	33,151	27,037	22.6
International(US$)	49,872	49,918	(0.1)	50,840	51,242	(0.8)
Operating costs per utilization day:
U.S.(US$)	21,039	19,253	9.3	20,401	18,635	9.5
Canada(Cdn$)	19,191	17,538	9.4	19,925	17,007	17.2

Service rig fleet	183	135	35.6	183	135	35.6
Service rig operating hours	56,683	49,368	14.8	201,627	170,362	18.4

Financial Position (Unaudited)

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2023	December 31, 2022
Working capital(1)	145,239	60,641
Cash	54,182	21,587
Long-term debt	914,830	1,085,970
Total long-term financial liabilities	1,004,216	1,206,619
Total assets	3,019,035	2,876,123
Long-term debt to long-term debt plus equity ratio(1)	0.37	0.47

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Summary for the three months ended December 31, 2023:

  Revenue of $507 million was largely consistent with 2022 as the strengthening of North America revenue rates and increased well service and international activity were offset by lower North America drilling activity. Drilling rig utilization days decreased 25% and 3% in the U.S. and Canada, respectively. International activity increased 26% as we reactivated rigs in the Middle East. Our service rig operating hours increased 15% as compared with 2022.
  Adjusted EBITDA was $151 million as compared with $91 million in 2022. Our higher 2023 Adjusted EBITDA was primarily the result of lower share-based compensation, partially offset by $6 million in transaction costs and severance. Share-based compensation was $13 million as compared with $75 million in 2022. Please refer to “Other Items” later in this news release for additional information on share-based compensation.
  Adjusted EBITDA as a percentage of revenue was 30% as compared with 18% in 2022.
  Our U.S. revenue per utilization day was US$34,452 compared with US$31,242 in 2022. The increase was primarily the result of higher fleet average day rates, idle but contracted rig revenue and cost recoveries, partially offset by lower turnkey revenue. We recognized revenue from idle but contracted rigs and turnkey activity of US$7 million and nil, respectively, as compared with nil and US$4 million in 2022. Revenue per utilization day, excluding the impact of idle but contracted rigs and turnkey activity was US$32,189, compared to US$30,504 in 2022, an increase of US$1,685 or 6%. Revenue per utilization day, excluding idle but contracted rigs and turnkey activity, decreased US$1,354 from the third quarter of 2023.
  Our U.S. operating costs per utilization day increased to US$21,039 compared with US$19,253 in 2022. The increase was primarily due to higher rig operating costs, repairs and maintenance, recoverable costs and the impact of fixed costs being spread over fewer activity days. U.S. operating costs per utilization day, excluding turnkey, was US$21,015 compared with US$18,655 in 2022. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day decreased US$587. The decrease was primarily due to lower repairs and maintenance, partially offset by the impact of fixed costs being spread over fewer activity days.
  In Canada, revenue per utilization day was $34,616 compared with $29,886 in 2022. The increase was a result of higher average day rates and cost recoveries. Sequentially, revenue per utilization day increased $2,392 due to higher boiler revenue.
  Our Canadian operating costs per utilization day increased to $19,191, compared with $17,538 in 2022, due to higher field wages and recoverable costs, partially offset by lower repairs and maintenance. Sequentially, our daily operating costs increased $880 due to higher field wages and recoverable costs, partially offset by fixed costs being spread over a higher activity base.
  Completion and Production Services revenue and Adjusted EBITDA were $62 million and $12 million, respectively, compared with $59 million and $12 million in 2022.
  We realized US$35 million of international contract drilling revenue compared with US$28 million in 2022. Our increased revenue was the result of higher activity as we reactivated rigs in the Middle East.
  General and administrative expenses were $39 million as compared with $79 million in 2022. The decrease was primarily due to lower share-based compensation, partially offset by $4 million in transaction costs and severance.
  We recognized non-recurring transaction costs and severance of $6 million which were presented as increases to operating and general and administrative costs of $2 million and $4 million, respectively.
  Net finance charges were $19 million, a decrease of $4 million compared with 2022 and was the result of lower outstanding long-term debt.
  We decommissioned 20 legacy drilling rigs from our Canadian fleet and seven from our U.S. fleet, recognizing a non-cash loss on asset decommissioning of $10 million.
  Cash provided by operations was $170 million compared with $159 million in 2022. We generated $145 million of funds provided by operations compared with $111 million in 2022. Our increased day rates, revenue efficiency and operational leverage continued to drive higher cash generation in 2023.
  Capital expenditures were $79 million compared with $57 million in 2022. Capital spending by spend category(1) included $24 million for expansion and upgrades and $54 million for the maintenance of existing assets, infrastructure, and intangible assets.
  We reduced debt by $25 million, primarily from the redemption of US$26 million of 2026 unsecured senior notes, offset by the assumption of the $10 million CWC Real Estate Credit Facility, and ended the quarter with $54 million of cash and more than $600 million of available liquidity.

(1)   See “FINANCIAL MEASURES AND RATIOS”.

Summary for the twelve months ended December 31, 2023:

  Revenue for the twelve months of 2023 was $1,938 million, an increase of 20% from 2022.
  Adjusted EBITDA was $611 million as compared with $312 million in 2022. Our higher Adjusted EBITDA was attributable to increased North America drilling and service revenue rates, higher Canadian drilling and service activity and lower share-based compensation, partially offset by lower U.S. and international drilling activity.
  General and administrative costs were $122 million, a decrease of $59 million from 2022 primarily due to lower share-based compensation, partially offset by non-recurring transaction costs and severance of $4 million, higher labour-related costs and the impact of the weakening Canadian dollar on our translated U.S. dollar-denominated costs.
  Net finance charges were $83 million as compared with $88 million in 2022. Our decreased net finance charges in 2023 were the result of our lower debt balance, partially offset by the impact of higher variable interest rates and higher translated U.S. dollar-denominated interest charges due to the weakening of the Canadian dollar.
  Cash provided by operations was $501 million as compared with $237 million in 2022. Funds provided by operations in 2023 were $533 million, an increase of $250 million from the comparative period. Our higher cash generation in 2023 was attributable to our increased revenue efficiency, higher Canadian drilling and service activity and lower share-based compensation, partially offset by lower U.S. and international drilling activity.
  Capital expenditures were $227 million in 2023, an increase of $42 million from 2022. Capital spending by spend category included $64 million for expansion and upgrades and $163 million for the maintenance of existing assets, infrastructure, and intangible assets. Capital expenditures were $12 million higher than guidance due to the timing of equipment deliveries.
  Our investment activities for the year included the deferred payment of $28 million from our 2022 acquisition of High Arctic Energy Services Inc. (High Arctic), $14 million of cash consideration for the CWC acquisition, a $5 million investment in CleanDesign Income Corp. and proceeds of $10 million from the sale of Cathedral Energy Services Ltd. shares.
  Year to date, we have reduced debt by $152 million from the full repayment of our Senior Credit Facility and US$74 million of repurchases and redemptions of our 2026 unsecured senior notes, partially offset by the assumption of the $10 million CWC Real Estate Credit Facility. In addition, we repurchased and cancelled 412,623 common shares for $30 million under our Normal Course Issuer Bid (NCIB).

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Below we summarize the results of our 2023 strategic priorities:

  Deliver High Performance, High Value service through operational excellence.
    Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
    Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
    Acquired CWC in November, expanding our Canadian well servicing business and North America drilling rig fleet.
    Reinvested $227 million into our equipment and infrastructure. This included a significant upgrade to add the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM automation, EverGreenTM products, and rig floor robotics.
    Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.
  Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions.
    Generated cash from operations of $501 million, a 111% increase over 2022.
    Increased our daily operating margins(1) 32% in Canada and 69% in the U.S. year over year.
    Grew combined AlphaTM and EverGreenTM revenue by over 10% compared with 2022.
    Ended the year with 75 AC Super Triple AlphaTM rigs compared to 70 at the beginning of the year.
    Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM BESS versus seven a year ago.
    Integrated the well servicing assets from our 2022 acquisition of High Arctic, which helped increase our annual Completion and Production Services’ Adjusted EBITDA 34% in 2023.
  Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(2) of below 1.0 times by the end of 2025.
    Reduced debt by $152 million and ended the year with more than $600 million of available liquidity.
    Returned $30 million of capital to shareholders through share repurchases and renewed our NCIB, allowing us to purchase up to approximately 10% of our public float.
    Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025.

(1) Revenue per utilization day less operating costs per utilization day.
(2) See “FINANCIAL MEASURES AND RATIOS”.

2024 Strategic Priorities

Precision’s strategic priorities for 2024 are focused on increasing our capital returns to shareholders by delivering best-in-class service and generating free cash flow. Precision’s strategic priorities for 2024 are as follows:

  Concentrate organizational efforts on leveraging our scale and generating free cash flow.
  Reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments to share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025. Increase long-term debt reduction target to $600 million between 2022 and 2026 and continue to move direct shareholder capital returns towards 50% of free cash flow.
  Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our Alpha™ and EverGreen™ products.

OUTLOOK

Energy industry fundamentals continue to support drilling activity for oil and natural gas despite economic uncertainty and the continued presence of global conflict. Today, oil prices are supported by increasing global demand and limited supply growth as OPEC continues to honor its lower production quotas and producers remain committed to returning capital to shareholders versus increasing production. Current depressed global inventories, potential refilling of the U.S. Strategic Petroleum Reserve, and fewer high quality drilling locations all provide cautious optimism for price improvements.

Natural gas has demonstrated price weaknesses since early 2023; however, this lower-carbon energy source is becoming increasingly favored as countries around the world stress the importance of sustainability, decarbonization and energy security. Even with the recent U.S. moratorium on new U.S. Liquefied Natural Gas (LNG) export terminals, we still expect North American LNG export capacity (including LNG Canada) to increase by more than 14 bcf/d over the next three years due to projects that are currently under construction. We therefore anticipate a sustained period of elevated natural gas drilling activity in both the U.S. and Canada.

In Canada, Precision’s drilling activity remained strong throughout 2023 and we expect high activity levels to continue into 2024 due to strong oil prices, tight supply of Super-Spec drilling rigs and increases in hydrocarbon export capacity. The Trans Mountain oil pipeline expansion is expected to be commissioned late in the first half of 2024, increasing Canada’s tidewater takeaway capacity for crude oil by approximately 590,000 barrels per day. The Coastal GasLink pipeline achieved mechanical completion in late 2023 and will deliver gas to LNG Canada, which is expected to begin start-up activities in 2024.

Northwestern Alberta and Northeastern British Columbia natural gas developments are prime beneficiaries of LNG Canada. The January 2023 agreement between the Government of British Columbia and the Blueberry River First Nation facilitated a significant increase in drilling license approvals and should lead to more drilling activity in the region. Large pad drilling programs are ideally suited for our Super Triple rigs, resulting in strong customer interest for these rigs over the next several years. We expect our Super Triple fleet to be in high demand in 2024 and beyond, supporting higher day rates and daily operating margins, and longer-term take-or-pay contracts. In January 2024, we added the industry’s most advanced Super Triple to our Canadian fleet on a three-year term contract, bringing our Canadian Super Triple fleet size to 30.

In the Canadian heavy oil market, we expect activity levels to remain strong as Canadian producers are benefiting from favorable oil pricing due to a weaker Canadian dollar exchange rate and improving heavy oil differentials. Precision’s Super Single rigs are well suited for long-term conventional heavy oil development in the oil sands and Clearwater formation. We expect our Super Single pad-capable rigs to remain fully utilized throughout the year, supporting higher day rates.

In the U.S., drilling activity began to weaken in early 2023 due to lower natural gas prices and oil price volatility and was exacerbated by drilling and completion efficiencies, consolidation among producers, and continued capital discipline. As a result in 2023, the fourth quarter U.S. active land rig count declined by approximately 20% as compared with 2022. If oil prices remain stable and around today’s level, we expect demand to begin to improve in the second quarter and gain momentum through the remainder of 2024 as customers embark on a new budget cycle, seek to maintain or possibly increase production levels, and replenish inventories.

Our AlphaTM technologies and EverGreenTM suite of environmental solutions continue to gain momentum and have become key competitive differentiators for our rigs as these offerings deliver exceptional value to our customers by reducing risks, well construction costs, and carbon footprint. Currently, approximately 65% of our Super Triple rigs have at least one EverGreenTM product, including 13 EverGreenTM BESS. These battery systems have proven to be an economically viable emissions reduction solution for our customers, and we anticipate continued demand for additional deployments in 2024.

Internationally, we activated our eighth rig in November and now have five active rigs in Kuwait and three active rigs in the Kingdom of Saudi Arabia and expect to increase activity approximately 40% year over year. The majority of these rigs are on five-year term contracts that stretch into 2027 and 2028, providing Precision with predictable cash flow for the next several years. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure rig reactivations.

Precision is the leading provider of high-quality and reliable well services in Canada and the outlook for this business is positive. High customer demand for well maintenance and completion services is expected to add tightness to the availability of staffed service rigs, supporting healthy activity and pricing into the foreseeable future. In November, Precision closed the acquisition of CWC, which enhances our Canadian well servicing offering with high-quality rigs in complementary geographic regions. The acquisition is expected to increase activity approximately 40% in 2024 and provide accretive cash flow on a per share basis.

Commodity Prices

Fourth quarter average West Texas Intermediate and Western Canadian Select oil prices decreased 5% and 14%, respectively, from 2022. Average Henry Hub and AECO natural gas prices declined 52% and 56%, respectively from 2022.

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	78.33	82.77	77.62	94.23
Western Canadian Select (per barrel) (US$)	56.40	65.87	58.96	78.15
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.91	6.10	2.67	6.51
Canada
AECO (per MMBtu) (CDN$)	2.30	5.24	2.64	5.43

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at February 5, 2024. For those quarters ending after December 31, 2023, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of February 5, 2024:
U.S.	40	37	32	28	20	16	11	8
Canada	19	23	23	23	24	22	19	18
International	4	5	7	7	8	8	7	7
Total	63	65	62	58	52	46	37	33

The following chart outlines the average number of drilling rigs that we had under term contract for 2023 and the average number of rigs we have under term contract as at February 5, 2024.

	Average for the year ended
	2023	2024
Average rigs under term contract as of February 5, 2024:
U.S.	34	14
Canada	22	21
International	6	8
Total	62	43

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
U.S.	51	55	57	60	60	51	41	45
Canada	63	37	59	66	69	42	57	64
International	6	6	6	6	5	5	6	8
Total	120	98	122	132	134	98	104	117

According to industry sources, as at February 5, 2024, the U.S. active land drilling rig count has decreased 19% from the same point last year while the Canadian active land drilling rig count has decreased 7%. To date in 2024, approximately 80% of the U.S. industry’s active rigs and 60% of the Canadian industry’s active rigs were drilling for oil targets, compared with 79% for the U.S. and 63% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We remain committed to disciplined cash flow management, capital spending and returning capital to shareholders. In 2024, capital spending is expected to be $195 million. By spend category, we expect to incur $155 million for sustaining, infrastructure and intangibles, including approximately $45 million of long-lead items, and $40 million for expansion and upgrades. We expect that the $195 million will be split as follows: $177 million in the Contract Drilling Services segment, $13 million in the Completion and Production Services segment, and $5 million in the Corporate segment.

As at December 31, 2023, we had capital commitments of approximately $175 million with payments expected through 2026.

SEGMENTED FINANCIAL RESULTS (UNAUDITED)

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	% Change	2023	2022	% Change
Revenue:
Contract Drilling Services	446,503	453,225	(1.5)	1,704,265	1,436,134	18.7
Completion and Production Services	62,459	59,250	5.4	240,716	187,171	28.6
Inter-segment eliminations	(2,091)	(1,971)	6.1	(7,127)	(6,111)	16.6
	506,871	510,504	(0.7)	1,937,854	1,617,194	19.8
Adjusted EBITDA:(1)
Contract Drilling Services	162,459	137,551	18.1	630,761	397,753	58.6
Completion and Production Services	12,193	11,981	1.8	51,224	38,147	34.3
Corporate and Other	(23,421)	(58,442)	(59.9)	(70,867)	(124,295)	(43.0)
	151,231	91,090	66.0	611,118	311,605	96.1

(1)    See “FINANCIAL MEASURES AND RATIOS”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES (UNAUDITED)

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change	2023	2022	% Change
Revenue	446,503	453,225	(1.5)	1,704,265	1,436,134	18.7
Expenses:
Operating	270,303	296,716	(8.9)	1,030,053	988,885	4.2
General and administrative	13,741	18,958	(27.5)	43,451	49,496	(12.2)
Adjusted EBITDA(1)	162,459	137,551	18.1	630,761	397,753	58.6
Adjusted EBITDA as a percentage of revenue(1)	36.4%	30.3%		37.0%	27.7%

(1)    See “FINANCIAL MEASURES AND RATIOS”.

United States onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	60	744	51	603
June 30	51	700	55	687
September 30	41	631	57	746
December 31	45	603	60	761
Year to date average	49	670	56	699

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	69	221	63	205
June 30	42	117	37	113
September 30	57	188	59	199
December 31	64	181	66	187
Year to date average	58	177	56	176

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

Revenue from Contract Drilling Services was $447 million, largely consistent with 2022, while Adjusted EBITDA increased 18% to $162 million. The increase in Adjusted EBITDA was primarily due to higher day rates and international activity, partially offset by lower North American drilling activity.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 4,138, 25% lower than 2022. Drilling rig utilization days in Canada were 5,909, approximately 3% lower than 2022. The movement in utilization days in both the U.S. and Canada was consistent with changes in industry activity. Our international drilling rig utilization days increased to 693, a 26% improvement from 2022, as we reactivated rigs in the Middle East under long-term contracts.

Revenue per utilization day in the U.S. increased 10% from 2022 and was primarily the result of higher fleet average day rates, idle but contracted rig revenue and cost recoveries, partially offset by lower turnkey revenue. We recognized revenue from idle but contracted rigs and turnkey activity of US$7 million and nil, respectively, as compared with nil and US$4 million in 2022. Drilling rig revenue per utilization day in Canada increased 16% due to higher average day rates and cost recoveries. Our international revenue per utilization day for the quarter remained consistent with 2022.

In the U.S., 53% of utilization days were generated from rigs under term contract as compared with 59% in 2022. In Canada, 40% of our utilization days were generated from rigs under term contract, compared with 20% in 2022.

U.S. operating costs per utilization day increased 9% from 2022 and was primarily due to higher rig operating costs, repairs and maintenance, recoverable costs and the impact of fixed costs being spread over fewer activity days. Our Canadian operating costs per utilization day increased 9% as compared with 2022 and was due to higher field wages and recoverable costs, partially offset by lower repairs and maintenance.

Our general and administrative expenses decreased $5 million as compared with 2022 and was primarily the result of lower share-based compensation.

During the fourth quarter, we added seven Canadian drilling rigs and 11 U.S. drilling rigs to our fleet and decommissioned 20 Canadian and seven U.S. legacy drilling rigs. As at December 31, 2023, we had a global drilling rig fleet of 214, comprised of 104 rigs in the U.S., 97 rigs in Canada and 13 rigs in the Middle East.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES (UNAUDITED)

(Stated in thousands of Canadian dollars,	For the three months ended December 31,			For the year ended December 31,
except where noted)	2023	2022	% Change	2023	2022	% Change
Revenue	62,459	59,250	5.4	240,716	187,171	28.6
Expenses:
Operating	48,297	45,462	6.2	181,622	141,827	28.1
General and administrative	1,969	1,807	9.0	7,870	7,197	9.4
Adjusted EBITDA(1)	12,193	11,981	1.8	51,224	38,147	34.3
Adjusted EBITDA as a percentage of revenue(1)	19.5%	20.2%		21.3%	20.4%
Well servicing statistics:
Number of service rigs (end of period)	183	135	35.6	183	135	35.6
Service rig operating hours	56,683	49,368	14.8	201,627	170,362	18.4
Service rig operating hour utilization	38%	40%		42%	42%

(1)    See “FINANCIAL MEASURES AND RATIOS”.

Completion and Production Services revenue increased to $62 million, an increase of $3 million from 2022. Our increased revenue was due to higher well service rates and activity. Our 2023 service rig operating hours increased 15% compared with 2022. Completion and Production Services generated 3% of its revenue from U.S. operations compared with 9% in 2022.

Operating costs as a percentage of revenue were 77%, consistent with 2022. As compared to 2022, our general and administrative expenses increased 9%, primarily due to overhead charges associated with the CWC acquisition.

Adjusted EBITDA was $12 million, consistent with 2022.

SEGMENT REVIEW OF CORPORATE AND OTHER (UNAUDITED)

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $23 million as compared with negative $58 million in 2022. Our improved Adjusted EBITDA was due to lower share-based compensation, partially offset by $4 million in transaction costs and severance.

OTHER ITEMS (UNAUDITED)

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2022 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Cash settled share-based incentive plans	11,972	75,438	32,063	133,240
Equity settled share-based incentive plans	697	—	2,531	427
Total share-based incentive compensation plan expense	12,669	75,438	34,594	133,667

Allocated:
Operating	2,765	18,913	9,497	33,607
General and Administrative	9,904	56,525	25,097	100,060
	12,669	75,438	34,594	133,667

Cash settled share-based compensation for the quarter was $12 million as compared with $75 million in 2022. The lower expense in 2023 was primarily due to lower share price performance as compared with 2022.

During the first quarter of 2023, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation for the quarter was $1 million as compared with nil in 2022.

As at December 31, 2023, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Net finance charges were $19 million, a decrease of $4 million compared with 2022 and was the result of lower outstanding long-term debt. Interest charges on our U.S. dollar-denominated long-term debt were US$12 million ($17 million) as compared with US$15 million ($21 million) in 2022.

Income Tax

Income tax recovery for the quarter was $69 million as compared with an expense of $9 million in 2022. During the fourth quarter of 2023, we recorded a deferred income tax asset of $73 million for the expected future use of certain Canadian operating losses. We continue to not recognize deferred income tax assets for certain international locations.

CWC Acquisition

We completed our acquisition of CWC Energy Services Corp. on November 8, 2023 for cash of $14 million and the issuance of 947,807 common shares for total consideration of $89 million plus the assumption of $61 million of long-term debt. We recorded a gain on this acquisition of $26 million. We accounted for the acquisition as a business combination and used the acquisition method to record the net assets and liabilities assumed at fair value. Our preliminary purchase price allocation was based on management's best estimate of fair values of CWC's assets and liabilities as at the transaction date of November 8, 2023. If within one year of the transaction date new information is obtained regarding facts and circumstances as of the transaction date that adjust these fair values, the purchase price allocation will be revised.

With this acquisition, we substantially increased the size and scale of our Canadian well servicing operations and expanded our geographic footprint into complementary regions. We added 62 marketable service rigs to our fleet along with experienced crews and field personnel and operating facilities. We also added 18 high-quality drilling rigs to our fleet, including seven drilling rigs in Canada and 11 drilling rigs in the U.S. The addition of the U.S. drilling rigs expanded our operations into Wyoming, further diversifying our serviceable U.S. basins.

The integration of CWC's service and drilling rig business is largely complete and we continue to realize operating synergies from the acquisition with approximately $12 million of the expected $20 million annualized synergies realized to date. The acquired operations, equipment, crews and field personnel further support our High Performance, High Value service offering. As we integrated operations, we successfully minimized customer disruptions, while maintaining our industry-leading safety standards and High Performance, High Value operations.

LIQUIDITY AND CAPITAL RESOURCES (UNAUDITED)

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong financial position in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$447 million (extendible, revolving term credit facility with US$353 million accordion feature)	Nil drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025
Real estate credit facilities (secured)
US$8 million	Fully drawn	General corporate purposes	November 19, 2025
$16 million	Fully drawn	General corporate purposes	March 16, 2026
$10 million	Fully drawn	General corporate purposes	June 30, 2028
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$28 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$273 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

During the quarter, we reduced debt by $25 million primarily from the redemption of US$26 million principal amount of our 2026 unsecured senior notes for an aggregate purchase price of $35 million, offset by the assumption of CWC's $10 million Canadian Real Estate Facility.

As at December 31, 2023, we had $929 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,103 million at December 31, 2022. The current blended cash interest cost of our debt is approximately 7.0%.

CWC Acquisition

We acquired $61 million of long-term debt obligations comprised of a $51 million syndicated loan and a $10 million Canadian Real Estate Facility. Upon closing, the syndicated loan was fully repaid and cancelled.

The Canadian Real Estate Facility matures in June 2028 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due monthly, based on a 22-year amortization period with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CORRA rate plus margin.

In addition, we acquired an interest rate swap agreement to exchange floating rate interest payments for fixed rate interest payments. Accordingly, we pay a fixed rate of approximately 4.7%.

Consistent with our existing Canadian Real Estate Credit Facility, the facility contains certain affirmative and negative covenants and events of default, customary for these types of transactions. Additionally, we must maintain financial covenants in accordance with the Senior Credit Facility, described below, as of the last day of each period of four consecutive fiscal quarters. In the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1, and consolidated interest coverage ratio of at least 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility matures on June 18, 2025.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants (Unaudited)

As at December 31, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At December 31, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	6.92
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	6.92

(1)    For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Canada-U.S. foreign exchange rates
Average	1.36	1.36	1.35	1.30
Closing	1.32	1.36	1.32	1.36

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding (Unaudited)

The following tables reconcile net earnings (loss) and the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Net earnings (loss) – basic	146,722	3,483	289,244	(34,293)
Effect of share options and other equity compensation plans	5,373	—	9,235	—
Net earnings (loss) – diluted	152,095	3,483	298,479	(34,293)

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands)	2023	2022	2023	2022
Weighted average shares outstanding – basic	14,084	13,538	13,754	13,546
Effect of share options and other equity compensation plans	1,425	4	1,533	—
Weighted average shares outstanding – diluted	15,509	13,542	15,287	13,546

QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

(Stated in thousands of Canadian dollars, except per share amounts)	2023
Quarters ended	March 31	June 30	September 30	December 31
Revenue	558,607	425,622	446,754	506,871
Adjusted EBITDA(1)	203,219	142,093	114,575	151,231
Net earnings	95,830	26,900	19,792	146,722
Net earnings per basic share	7.02	1.97	1.45	10.42
Net earnings per diluted share	5.57	1.63	1.45	9.81
Funds provided by operations(1)	159,653	136,959	91,608	145,189
Cash provided by operations	28,356	213,460	88,500	170,255

(Stated in thousands of Canadian dollars, except per share amounts)	2022
Quarters ended	March 31	June 30	September 30	December 31
Revenue	351,339	326,016	429,335	510,504
Adjusted EBITDA(1)	36,855	64,099	119,561	91,090
Net earnings (loss)	(43,844)	(24,611)	30,679	3,483
Net earnings (loss) per basic share	(3.25)	(1.81)	2.26	0.27
Net earnings (loss) per diluted share	(3.25)	(1.81)	2.03	0.27
Funds provided by operations(1)	29,955	60,373	81,327	111,339
Cash provided by (used in) operations	(65,294)	135,174	8,142	159,082

(1)   See “FINANCIAL MEASURES AND RATIOS”.

FINANCIAL MEASURES AND RATIOS (UNAUDITED)

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on acquisition, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Adjusted EBITDA by segment:
Contract Drilling Services	162,459	137,551	630,761	397,753
Completion and Production Services	12,193	11,981	51,224	38,147
Corporate and Other	(23,421)	(58,442)	(70,867)	(124,295)
Adjusted EBITDA	151,231	91,090	611,118	311,605
Depreciation and amortization	78,734	71,373	297,557	279,035
Gain on asset disposals	(8,883)	(7,774)	(24,469)	(29,926)
Loss on asset decommissioning	9,592	—	9,592	—
Foreign exchange	(773)	(84)	(1,667)	1,278
Finance charges	19,468	23,519	83,414	87,813
Gain on repurchase of unsecured notes	—	—	(137)	—
Gain on acquisition	(25,761)	—	(25,761)	—
Loss (gain) on investments and other assets	735	(8,714)	6,810	(12,452)
Incomes taxes	(68,603)	9,287	(23,465)	20,150
Net earnings (loss)	146,722	3,483	289,244	(34,293)

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Capital spending by spend category
Expansion and upgrade	24,459	12,699	63,898	63,305
Maintenance, infrastructure and intangibles	54,388	44,610	162,851	120,945
	78,847	57,309	226,749	184,250
Proceeds on sale of property, plant and equipment	(3,117)	(5,165)	(23,841)	(37,198)
Net capital spending	75,730	52,144	202,908	147,052
Business acquisitions	646	—	28,646	10,200
Proceeds from sale of investments and other assets	—	—	(10,013)	—
Purchase of investments and other assets	61	8	5,343	617
Receipt of finance lease payments	(191)	—	(255)	—
Changes in non-cash working capital balances	(18,619)	(6,573)	(11,845)	(13,454)
Cash used in investing activities	57,627	45,579	214,784	144,415

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2023	2022
Current assets	510,881	470,670
Current liabilities	365,642	410,029
Working capital	145,239	60,641

Non-GAAP Ratios

We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2024;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2024;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
  the average number of term contracts in place for 2024;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  timing and amount of accretive cash flow from acquired drilling and well servicing assets;
  anticipated North American LNG export capacity;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$54,182	$21,587
Accounts receivable	421,427	413,925
Inventory	35,272	35,158
Total current assets	510,881	470,670
Non-current assets:
Income tax recoverable	682	1,602
Deferred tax assets	73,662	455
Property, plant and equipment	2,338,088	2,303,338
Intangibles	17,310	19,575
Right-of-use assets	63,438	60,032
Finance lease receivables	5,003	—
Investments and other assets	9,971	20,451
Total non-current assets	2,508,154	2,405,453
Total assets	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$342,382	$392,053
Income taxes payable	3,026	2,991
Current portion of lease obligations	17,386	12,698
Current portion of long-term debt	2,848	2,287
Total current liabilities	365,642	410,029

Non-current liabilities:
Share-based compensation	25,122	60,133
Provisions and other	7,140	7,538
Lease obligations	57,124	52,978
Long-term debt	914,830	1,085,970
Deferred tax liabilities	73,515	28,946
Total non-current liabilities	1,077,731	1,235,565
Shareholders’ equity:
Shareholders’ capital	2,365,129	2,299,533
Contributed surplus	75,086	72,555
Deficit	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	147,476	159,714
Total shareholders’ equity	1,575,662	1,230,529
Total liabilities and shareholders’ equity	$3,019,035	$2,876,123

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue	$506,871	$510,504	$1,937,854	$1,617,194
Expenses:
Operating	316,509	340,207	1,204,548	1,124,601
General and administrative	39,131	79,207	122,188	180,988
Earnings before income taxes, loss (gain) on investments and other assets, gain on acquisition, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization	151,231	91,090	611,118	311,605
Depreciation and amortization	78,734	71,373	297,557	279,035
Gain on asset disposals	(8,883)	(7,774)	(24,469)	(29,926)
Loss on asset decommissioning	9,592	—	9,592	—
Foreign exchange	(773)	(84)	(1,667)	1,278
Finance charges	19,468	23,519	83,414	87,813
Gain on repurchase of unsecured senior notes	—	—	(137)	—
Gain on acquisition	(25,761)	—	(25,761)	—
Loss (gain) on investments and other assets	735	(8,714)	6,810	(12,452)
Earnings (loss) before income taxes	78,119	12,770	265,779	(14,143)
Income taxes:
Current	486	1,799	4,494	4,362
Deferred	(69,089)	7,488	(27,959)	15,788
	(68,603)	9,287	(23,465)	20,150
Net earnings (loss)	$146,722	$3,483	$289,244	$(34,293)
Net earnings (loss) per share:
Basic	$10.42	$0.27	$21.03	$(2.53)
Diluted	$9.81	$0.27	$19.53	$(2.53)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Net earnings (loss)	$146,722	$3,483	$289,244	$(34,293)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(36,755)	(32,809)	(33,433)	106,669
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	22,679	23,388	21,195	(81,735)
Comprehensive income (loss)	$132,646	$(5,938)	$277,006	$(9,359)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)	$146,722	$3,483	$289,244	$(34,293)
Adjustments for:
Long-term compensation plans	(2,541)	25,247	6,659	60,094
Depreciation and amortization	78,734	71,373	297,557	279,035
Gain on asset disposals	(8,883)	(7,774)	(24,469)	(29,926)
Loss on asset decommissioning	9,592	—	9,592	—
Foreign exchange	(853)	(286)	(866)	638
Finance charges	19,468	23,519	83,414	87,813
Income taxes	(68,603)	9,287	(23,465)	20,150
Other	(9)	269	(229)	542
Loss (gain) on investments and other assets	735	(8,714)	6,810	(12,452)
Gain on acquisition	(25,761)	—	(25,761)	—
Gain on repurchase of unsecured senior notes	—	—	(137)	—
Income taxes paid	(708)	(240)	(3,103)	(3,263)
Income taxes recovered	17	14	24	24
Interest paid	(3,335)	(4,972)	(83,037)	(85,678)
Interest received	614	133	1,176	310
Funds provided by operations	145,189	111,339	533,409	282,994
Changes in non-cash working capital balances	25,066	47,743	(32,838)	(45,890)
	170,255	159,082	500,571	237,104
Investments:
Purchase of property, plant and equipment	(78,582)	(57,309)	(224,960)	(184,250)
Purchase of intangibles	(265)	—	(1,789)	—
Proceeds on sale of property, plant and equipment	3,117	5,165	23,841	37,198
Proceeds from sale of investments and other assets	—	—	10,013	—
Business acquisitions	(646)	—	(28,646)	(10,200)
Purchase of investments and other assets	(61)	(8)	(5,343)	(617)
Receipt of finance lease payments	191	—	255	—
Changes in non-cash working capital balances	18,619	6,573	11,845	13,454
	(57,627)	(45,579)	(214,784)	(144,415)
Financing:
Issuance of long-term debt	—	—	162,649	144,889
Repayments of long-term debt	(86,699)	(132,163)	(375,237)	(250,749)
Repurchase of share capital	(17,004)	—	(29,955)	(10,010)
Issuance of common shares from the exercise of options	—	3,671	—	9,833
Lease payments	(3,010)	(1,948)	(9,423)	(7,134)
	(106,713)	(130,440)	(251,966)	(113,171)
Effect of exchange rate changes on cash	(798)	(1,524)	(1,226)	1,481
Increase (decrease) in cash	5,117	(18,461)	32,595	(19,001)
Cash, beginning of period	49,065	40,048	21,587	40,588
Cash, end of period	$54,182	$21,587	$54,182	$21,587

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	289,244	289,244
Other comprehensive loss for the period	—	—	(12,238)	—	(12,238)
Acquisition share consideration	75,588	—	—	—	75,588
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(29,955)	—	—	—	(29,955)
Redemption of non-management directors share units	757	—	—	—	757
Share-based compensation expense	—	2,531	—	—	2,531
Balance at December 31, 2023	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(34,293)	(34,293)
Other comprehensive income for the period	—	—	24,934	—	24,934
Share options exercised	14,016	(4,183)	—	—	9,833
Share repurchases	(10,010)	—	—	—	(10,010)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at December 31, 2022	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529

2023 FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Tuesday, February 6, 2024.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BIbb9becf4f3494c3fa2f6293fa7e871e7

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/x5wzqtp3

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com